Reply to the Attention of	Daniel D. Dex
Direct Line	604.691.6839
Direct Fax	604.893.7623
Email Address	daniel.dex@mcmillan.ca
Our File No.	57562V-0024
Date	October 9, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:	Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.
Form 10-K for the Fiscal Year Ended July 31, 2012
Filed October 15, 2012
Form 8-K Filed on September 5, 2013
File No. 001-33706

     We are counsel for and write on behalf of Uranium Energy Corp. (the “Company”) in response to the Staff’s recent letter of September 11, 2013 (the “Comment Letter”) signed by Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining of the United States Securities and Exchange Commission (the “Commission”), with respect to the Company’s Form 10-K for the fiscal year ended July 31, 2012 as filed with the Commission on October 15, 2012 (the “Form 10-K”), and the Company’s Form 8-K as filed with the Commission on September 5, 2013 (the “Form 8-K”).

     On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 1 to the Company’s Form 10-K (the “Form 10-K/A”). The enclosed draft Form 10-K/A has been redlined to show all changes from the Form 10-K as originally filed on EDGAR on October 15, 2012.

     We confirm that the disclosure changes described below will be made in the actual Form 10-K/A when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission confirms that its comments have been resolved to its satisfaction.

     On behalf of the Company we provide below the Company’s responses to the comments made in the Commission’s Comment Letter. We confirm that the factual information provided

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October 9, 2013

Commission Comment:

Form 10-K for the Fiscal Year Ended July 31, 2012

Business, Page 2

1.

We note your response to comment 1 in our letter dated July 17, 2013. To clarify your business and the uranium market for investors, please revise the Business section of your Form 10-K to provide general details regarding the buyers of uranium, and management’s view that the company is not substantially dependent upon any single customer.

Company Response:

     We confirm, on behalf of the Company, that the Company has added the requested disclosure under the heading “Material Relationships Including Long-Term Delivery Contracts” in Item 1. Business of the Form 10-K/A.

Commission Comment:

2.

We note your response to comment 2 in our letter dated July 17, 2013 and we reissue the comment. While your current ability to sell your Uranium may not be affected by the changing seasons due to your contracts, it is unclear whether your ability to mine and produce further uranium or the overall demand or prices for uranium change on a seasonal basis. Please revise to provide disclosure about any material seasonal aspect of your business, or provide us with further analysis detailing why such disclosure is not required.

Company Response:

     We confirm, on behalf of the Company, that the Company has added the requested disclosure under the heading “Seasonality” in Item 1. Business of the Form 10-K/A.

Commission Comment:

Business, Page 5

3.

We note your response to comment 3 from our letter dated July 17, 2013. We continue to believe that you can adequately describe your operations using terminology other than production or development such that investors will understand the current status of your operation. We reissue the comment.

October 9, 2013

Company Response:

     We confirm, on behalf of the Company, that the Company has revised the disclosure throughout the Form 10-K/A to indicate that the Company is in the Exploration Stage as defined under Industry Guide 7, and will continue to remain in the Exploration Stage until such time proven or probable reserves have been established. In order to adequately describe the Company’s operations using terminology other than production or development, the Company has also substituted certain terms where appropriate to enhance this clarification, including substituting “mining operations” with “mining activities”, “development” with “pre-extraction” and “commercial production or production” with “extracting or processing mineralized materials”. Please also refer to the Company’s Response to Commission Comment 8 of the Comment Letter below.

Commission Comment:

4.

We note your response to comments 4 and 5 from our letter dated July 17, 2013. Please amend your filing in response to our comments, or provide us with draft disclosure similar to that which will appear in your eventual amended filing.

Company Response:

     With respect to Commission Comment 4 of the SEC letter dated July 17, 2013, we confirm, on behalf of the Company, that the Company has added disclosure to indicate the production quantities, grades and recovery rates for the Palangana Mine pursuant to Item 102 of Regulation S-K under the heading “Palangana Mine, Duval County, Texas” in Item 2. Properties of the Form 10-K/A. The Company also confirms that the Hobson Facility is a uranium processing plant only, and that any materials processed by the Hobson Facility would originate directly from the Palangana Mine.

     With respect to Commission Comment 5 of the SEC letter dated July 17, 2013, we confirm, on behalf of the Company, that the Company has revised and added disclosure to indicate the processing capacity and utilization of the Hobson Facility pursuant to Item 102 of Regulation S-K under the heading “Hobson Processing Facility” in Item 1. Business of the Form 10-K/A.

Commission Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 54

5.

We reissue comments 8, 9 and 10 from our letter dated July 17, 2013. Please amend your filing in response to our comments, or provide us with draft disclosure similar to that which will appear in your eventual amended filing.

October 9, 2013

Company Response:

     With respect to Commission Comment 8 of the SEC letter dated July 17, 2013, we confirm, on behalf of the Company, that the Company has revised and added disclosure in accordance with SEC Release No. 33-8350 (2003) under the headings “Introduction”, “Business”, “Key Issues”, “Exploration Stage” and “Development Stage Entity” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K/A. With respect to Commission Comment 9 of the SEC letter dated July 17, 2013, we confirm, on behalf of the Company, that the Company has revised and added disclosure to provide additional details about period-on-period changes under the heading “Results of Operations for the Fiscal Years Ended July 31, 2012, 2011 and 2010” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K/A.

     With respect to Commission Comment 10 of the SEC letter dated July 17, 2013, we confirm, on behalf of the Company, that the Company has revised and added disclosure to quantify our planned project expenditures for the upcoming period including how the Company expects to meet these funding requirements under the heading “Liquidity and Capital Resources” in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K/A.

Commission Comment:

Executive Compensation, Page 70

Compensation Elements and Rationale, Page 71

6.

We note your response to comment 11 in our letter dated July 17, 2013 and the related disclosure from your proxy statement filed June 7, 2013 attached as Schedule A. We reissue prior comment 11. Please revise your Compensation Discussion and Analysis to provide sufficient disclosure such that investors can understand why your Compensation Committee chose to pay the amount that was awarded for each element of compensation. While Schedule A lists various targets and milestones that may have been considered, it is not clear how the achievement of these milestones resulted in the specific amounts that were awarded. For example, we note that one of your targets considered was corporate performance. Your disclosure should specify which milestones were indicative of corporate performance and, based on the milestone achieved, how the compensation committee considered the achievement of that milestone in determining the amount to pay. For example, we note a milestone was the recording of revenues of $13.8 million in Uranium sales. Please revise to clarify whether this exceeded the company’s target for corporate performance, and by how much, and how that resulted in the decision to award compensation. Please make similar revisions for each of your various milestones, where applicable.

October 9, 2013

Company Response:

     We confirm, on behalf of the Company, that the Company has added the requested disclosure in accordance with Items 402(b)(2)(v), (vii) and (ix) of Regulation S-K under the heading “Review of Senior Executive Officer Performance” in Item 11. Executive Compensation of the Form 10-K/A.

Commission Comment:

Base Salary, Page 71

7.

We note your response to comment 12 in our letter dated July 17, 2013. Please revise to disclose how your compensation committee considered the studies from ISS and Glass Lewis in making compensation determinations for your named executive officers. See Item 402(b)(1)(vi) of Regulation S-K.

Company Response:

     We confirm, on behalf of the Company, that the Company has added the requested disclosure in accordance with Items 402(b)(1)(vi) of Regulation S-K under the heading “Determination of Awards” in Item 11. Executive Compensation of the Form 10-K/A.

Commission Comment:

Consolidated Financial Statements, Page F-1

Notes to Consolidated Financial Statements, Page F-9

8.

We note your response to comment 13 of our letter dated July 17, 2013. Since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7, you continue to be in the exploration stage and thus are an exploration stage company. Please revise to provide prominent disclosures both inside and outside of your financial statements to clearly address the following as related to the lack of proven and probable reserves at any of your mineral properties:

Highlight in the footnotes to your financial statements and elsewhere in your filing, as necessary, that you are currently an exploration stage company given that you have not established reserves; and that you will remain in the exploration stage since you do not have plans on establishing proven and probable reserves through the completion of feasibility studies, in accordance with SEC Industry Guide 7, on your mineral projects on which you are currently utilizing or planning on utilizing in-situ recovery mining (Page 12).

Disclose all costs that you will continue to expense versus capitalize since you have not established reserves.

Discuss the effects on your cost of sales and gross profit resulting from your expensing versus capitalizing costs.

October 9, 2013

Highlight that your financial statements may not be comparable to the financial statements of mining companies that have established reserves and exited the exploration stage. Also include a discussion of how companies that have established reserves and exited the exploration stage typically capitalize costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined, with the resulting depreciation and depletion allocated to inventory, and then to cost of sales as the inventory is sold.

Include a cautionary statement to address the expected duration and profitability of your current mining activities and any planned future mining activities, which is an issue that reserve estimates commonly address.

Company Response:

     We confirm, on behalf of the Company, that the Company has added appropriate disclosure to provide for prominent disclosures both inside and outside of the Company’s consolidated financial statements to clearly address the points raised by the SEC relating to the Company’s lack of proven or probable reserves at any of its mineral properties. Consistent with the Company’s Response to Commission Comment 3 of the Comment Letter, the Company has added prominent disclosure entitled “Exploration Stage” and “Development Stage Entity” in both (i) Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (ii) Note 2: Summary of Significant Accounting Policies of the Company’s consolidated financial statements.

Commission Comment:

Form 8-K Filed September 5, 2013

Exhibit 99.1

9.

We note your disclosure of measured, indicated, and inferred resources that were furnished in your 8-K filed September 5, 2013 under Regulation FD. Please tell us the parameters used to demonstrate the reasonable prospect of economic extraction of the materials designated as mineral resources.

Company Response:

     We confirm, on behalf of the Company, that the Company disclosed inferred, indicated, and measured resources in compliance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification system in the following technical report prepared by SRK Consulting: “NI 43-101 Technical Report on Resources, Uranium Energy Corp., Palangana ISR Uranium Project, Deposits PA-1, PA-2 and Adjacent Exploration Areas, Duval County, Texas” dated effective January 15, 2010 (the “Technical Report”). Under CIM, resources are defined as:

October 9, 2013

“a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

     As disclosed in the Technical Report, SRK developed its CIM compliant resource estimates within distinct sand and roll-front zones utilizing detailed computer block modeling of grade and GT modeling. The results of the resource estimation are presented in Table 1 below. This work included a review of the reduction-oxidation (redox) characteristics of the rollfronts based on Prompt Fission Neutron (PFN) logging to verify that the redox interface per zone was chosen correctly by project geologist. Where positive disequilibrium factors (DEFs) exist outside the initially indentified interface, a reevaluation of the boundary was made by SRK. Specifically the thickness, grade, gamma signature and lithologic description or photos were examined to discern if the designation of oxidation was supportable. Low DEF interceptions were also re-evaluated to determine if the boundary should be moved inward.

     All uranium mineralization at Palangana, except the Dome trend, have a net positive chemical disequilibrium relative to the %eU3O8 values determined from down hole gamma logging. The Dome trend is assumed to have a similar disequilibrium, but has not yet been tested. This is related to low chemical U content in the oxidized portion of the roll-front and the high chemical U content in the reduced portion. The usage of the PFN probe to identify the DEF factor has enabled a spatially specific adjustment to chemical uranium. UEC has employed the use of a PFN borehole probe to augment gamma readings. A properly calibrated PFN probe provides a radiometric reading that approximates directly uranium content. Where there is a high variability in the DEF as in the case of many Texas deposits, either extensive coring is necessary or quantification by a PFN probe is desirable to ascertain true uranium resources and reserves. About 30% of the drillholes in the PA-1 deposit were logged with the PFN probe and nearly all of the holes in the PA-2 area and the exploration trends were logged using this probe.

     SRK has noted under the discussion of resource sensitivity for many of the exploration trends that these areas are still at an early stage of delineation. The inferred resources estimated are sensitive not only to the very limited number of intercepts available but also their location. For example 220,000 pounds are defined for zone E3 Jemison Fence which has a total of 8 intercepts, four of which are primarily the basis of the resource. With a regular pattern of delineation drilling as exploration continues these resources will change both in tons and grade.

     Table 1 shows the resource statement with DEF adjustment and based on a zero % eU3O8 cutoff.

October 9, 2013

Table 1: Palangana Project Resource Statement (DEF adjusted and based on a zero %
eU3O8 cutoff)
Area	Classification	Tons (000s)	% eU3O8	eU3O8 lbs (000s)

PA-1 & PA-2	Measured	7 0.158		21
PA-1 & PA-2	Indicated	386	0.134	1,036
PA-1 & PA-2	M & I	393	0.135	1,057
PA-1 & PA-2	Inferred	96	0.100	193
Jemison Fence	Inferred	45	0.296	268
CC Brine	Inferred	38	0.287	219
NE Garcia	Inferred	57	0.180	205
Jemison East	Inferred	22	0.241	105
Dome	Inferred	57	0.097	111
SW Garcia	Inferred	13	0.200	53
Total	Inferred	328	0.176	1,154

     On behalf of the Company we trust that each of the foregoing is clear and satisfactory in this matter; however, should the Commission have any further comments or questions please do not hesitate to contact the undersigned (at (604) 691-6839) or Thomas J. Deutsch (at (604) 691-7445) of our offices at any time.

Yours very truly,
/s/ Daniel D. Dex
Daniel D. Dex
for McMillan LLP

Encl:	Form 10-K/A (redline)

cc:	Company: Messrs. Amir Adnani (CEO) and Mark Katsumata (CFO)
cc.	Company auditor